Exhibit 12.01

Arlington Asset Investment Corp.

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year Ended December 31,
	2014	2013	2012	2011	2010
Pre-tax income from continuing operations adjusted to exclude income or loss from equity investees	$55,189	$14,253	$30,788	$16,753	$27,087
Distributed income of equity investees	413	90	384	266	222
Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	11,391	8,529	4,965	2,508	1,155
Rentals	83	81	88	58	54
Total fixed charges	$11,474	$8,610	$5,053	$2,566	$1,209
Pre-tax income from continuing operations adjusted to exclude income or loss from equity investees plus fixed charges and distributed income of equity investees	$67,076	$22,953	$36,225	$19,585	$28,518
Ratio of earnings to fixed charges	5.8	2.7	7.2	7.6	23.6